To: JPMorgan Trust I, JPMorgan Trust II, JPMorgan Trust IV, J.P. Morgan Fleming Mutual Fund Group, Inc., J.P. Morgan Mutual Fund Investment Trust, JPMorgan Institutional Trust, JPMorgan Insurance Trust, Undiscovered Managers Funds (each, a “Trust”, and, collectively, the “Trusts”), each a registered management investment company organized and existing under the laws of Delaware, Massachusetts, or Maryland, each on behalf of their series portfolios listed as corresponding to such Trust’s name on Exhibit A of the Agreement (as defined below) severally and not jointly, (each series portfolio, a “Lender” and collectively, the “Lenders

Attention: Valued Client

Date: February 28, 2022

Dear Client,

We (“Citi”) are writing to you in connection with the Global Securities Lending Agency Agreement (the “Agreement”) between you and us.

CSDR Requirements

As you may be aware, CSDR (Regulation (EU) No 909/2014) and the related regulatory technical standards on settlement discipline (Commission Delegated Regulation (EU) 2018/1229) impose settlement discipline requirements. These new mandatory requirements are expected to apply with effect from 1 February 2022.

This letter addresses certain considerations arising from the CSDR settlement discipline regime. For further background information about these requirements and their impact, please see our Frequently Asked Questions on the CSDR settlement discipline regime accompanying this letter.

The additional terms set out in Schedule 1 to this letter will supplement and form part of the Agreement with effect from 1 February 2022 or such other date notified by us to you in writing (which may be by email).

This letter, including the Schedules hereto, being the “Supplement”. Unless otherwise indicated in the Supplement, in the event of any inconsistency between the terms of the Supplement and the Agreement, the terms of the Supplement shall prevail.

For the avoidance of doubt, subject to the terms of this Supplement, the terms of the Agreement shall continue in full force and effect. Nothing in this Supplement shall have the effect of amending, modifying or waiving any rights or obligations of any third party under the Agreement including Section 4 ‘Liability of Agent; Indemnification’ and Section 2 ‘The Agent’s Services’ which shall not be amended by the terms of the Supplement.

The Supplement shall be subject to the same governing law and jurisdiction as the Agreement.

Next steps

Since the settlement discipline requirements are expected to apply with effect from 1 February 2022, this Supplement will take effect on the date on which the last party to execute this Supplement does so, such that all parties have signified their acceptance of its terms under the Agreement.

Please sign and return the copy of this Supplement as soon as possible and in any case within 30 calendar days from the date on which this Supplement was sent to you, to indicate your acceptance of its terms with respect to the Agreement. This Supplement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Supplement.

Accompanying this Supplement is a set of Frequently Asked Questions which provides our responses to some of the commonly asked client questions on the terms of the Supplement. Should you have any further questions in relation to the changes or wish to discuss their impact on our arrangements in place with you, please contact CSDRtradingdocumentation@citi.com.

Yours faithfully,

CITIBANK, N.A.

Signatories to the Supplement

[signature blocks to be completed by references to parties to the relevant Agreement]

JPMorgan Trust I, JPMorgan Trust II, JPMorgan Trust IV, J.P. Morgan Fleming Mutual Fund Group, Inc., J.P. Morgan Mutual Fund Investment Trust, JPMorgan Institutional Trust, JPMorgan Insurance Trust, Undiscovered Managers Funds each on behalf of their series portfolios listed as corresponding to such Trust’s name on Exhibit A of the Agreement severally and not jointly

By:
Name:	Shannon M. Gaines
Title:	Assistant Treasurer
Date:

CITIBANK, N.A.

By:
Name:
Title:
Date:

Schedule 1

Cash Penalties

1.	In this Schedule:

“CSDR” means Regulation (EU) No 909/2014 and the Settlement Discipline RTS as they may be modified from time to time;

“Delivering Party” means the Failing Trading Party where the Relevant Transaction is not executed on a Trading Venue or the Failing Trading Venue Member where the Relevant Transaction is executed on a Trading Venue;

“EEA” means the European Economic Area;

“Failing Trading Party” and “Failing Trading Venue Member” shall be construed in accordance with its use in the Settlement Discipline RTS;

“Relevant Financial Instruments” means any of the instruments referred to in Article 5(1) CSDR provided that the instrument satisfies the requirements of Articles 7(10) and 7(12) of CSDR;

“Relevant Transaction” means any transaction in Relevant Financial Instruments between You and a counterparty which is to be settled in a CSD located in the EEA, except any transaction in respect of which an exemption from the cash penalty rules under Article 7 CSDR applies;

“Settlement Discipline RTS” means Commission Delegated Regulation (EU) 2018/1229 as it may be modified from time to time;

“Settlement Fail” means the non-occurrence of settlement, or partial settlement, of a Relevant Transaction on the Intended Settlement Date due to a failure by the Delivering Party to deliver the Relevant Financial Instruments subject to the Relevant Transaction on the Intended Settlement Date;

“Settlement Instructions” shall be construed in accordance with its definition under CSDR; and

“Trade Date” the date on which a transaction is executed within the market.

Terms used in this Schedule which are capitalised but not defined shall be construed in accordance with their meaning under CSDR and the Settlement Discipline RTS, as applicable.

2.

Citi will absorb the economic impact of the cash penalties under CSDR in respect of any Settlement Fail in relation to your lending transactions that arise as a result of (1) a failure to receive Relevant Financial instruments from, or deliver Relevant Financial instruments to, your third party custodian; or (2) Settlement Instructions we enter on your behalf, you agree that:

2.1.

where applicable, you or your third party custodian will ensure that partial delivery is made to the fullest extent possible in respect of any sale transaction so that a Settlement Fail will only occur in respect of Relevant Financial Instruments that are not standing to the credit of the applicable account due to being on loan with the applicable Borrower(s);

2.2.

you, or your third party custodian on your behalf, shall promptly notify us and in any case no later than the fifth business day of the following month of any positive or negative cash penalties under CSDR that arise in relation to Settlement Fails that arise as a result of (1) a failure to receive Relevant Financial Instruments from, or deliver Relevant Financial Instruments to, your third party custodian or (2) Settlement Fails occurring in respect of sale transaction where the Relevant Financial Instruments that are not standing to the credit of the applicable account due to being on loan with the applicable Borrower(s);

2.3.

on a monthly basis, we shall review the information provided by you, or your third party custodian, and determine and notify you in writing of a single net payment obligation in respect amounts owing to you or payable by you in respect of the applicable cash penalties under CSDR;

2.4.

to the extent that Citi determines in in a commercially reasonable manner that any cash penalties arising in respect of applicable Settlement Fails are the result of any action or inaction by you or your third party custodian, including but not limited to you failing to notify Citi of a sale on Trade Date prior to close of business London time, then it shall not be obligated to account for those amounts in its calculation of the net payment obligation;

2.5.

to the extent that we calculate that the net payment obligation is owed by you to us, then you shall pay us such amount within 10 business days of you receiving written notification from us of the payment obligation; and

2.6.

to the extent that we calculate that the net payment obligation is owed by us to you, then we shall pay such amount to you or, if so requested your third party custodian, within 10 business days of our determination of such payment obligation.